July 30, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Claire Erlanger and Kevin Woody

Re:    Gannett Co., Inc.
Form 10-K for the Year ended December 31, 2024
Form 10-Q for the Quarter ended March 31, 2025
Response Letter Dated June 27, 2025
File No. 001-36097

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated July 16, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the year ended December 31, 2024 and quarterly report on Form 10-Q for the quarter ended March 31, 2025. The Company respectfully acknowledges the Staff’s comments and has addressed each of them below. For your convenience, each of the Staff’s comments has been repeated below in its entirety in italicized font, with the Company’s response to each such comment set out immediately underneath it.

Note 14. Segment Reporting, page 119

1.We note from your response to our prior comment 2, that Adjusted EBITDA is the single measure of segment profit or loss used by your CODM to assess performance and allocate resources across your reportable segments. We also note that you will remove your presentation of net income by segment beginning with your next Form 10-Q. Please tell us whether you also intend to revise your presentation of segment information included in the Use of Non-GAAP Information section of your quarterly earnings press releases.

Response:

We will revise our segment information presentation included in the Use of Non-GAAP Information section in our quarterly earnings press releases to align with our financial reporting in the Form 10-Q. Specifically, we will remove the presentation of net income by segment and continue to focus on Adjusted EBITDA as the key performance measure, consistent with our internal reporting and the CODM's evaluation of segment results.

2.We note from your response to our prior comment 5, that the corporate and other column includes corporate-level administrative expenses and results related to the runoff of a legacy business. We also note from your proposed disclosure that you will present a corporate line item beneath the subtotal for Segment Adjusted EBITDA, as part of your reconciliation of the total of the reportable segments’ measures of profit or loss to your consolidated income before taxes. However, it is not clear from your response, how you will revise your disclosure of the significant segment expenses and other segment items. Please provide us with your proposed disclosure. Refer to ASC 280-10-50-26A and 50-26B.

Response:

We believe the current disclosure complies with ASC 280-10-50-26A and 50-26B, as it presents all significant segment expenses regularly considered by the CODM in decision-making. As it is consistent with the internal reporting package reviewed by the CODM, no changes to our significant segment expenses are necessary at this time.

In response to the SEC’s letter dated June 12, 2025, the Reconciliation of Segment Revenues to Segment Adjusted EBITDA table was revised to exclude the Corporate and other column. As requested, below is our proposed disclosure for our future filings. A similar table will appear in the Segment Reporting footnote (generally Note 12 of our Form 10-Q filings) beginning with our next Form 10-Q filing for the quarter ended June 30, 2025.

Reconciliation of Segment Revenues to Segment Adjusted EBITDA

	Year ended December 31, 2024
In thousands	Domestic Gannett Media	Newsquest	Digital Marketing Solutions
Segment revenues	$1,938,398	$239,273	$477,807
Less:
Payroll	530,120	96,526	102,641
Benefits	96,329	4,075	12,752
Newsprint and ink	67,833	10,187	—
Distribution	276,069	12,755	—
Outside services	176,643	10,396	10,543
Digital cost of goods sold	176,959	9,175	295,548
Other(a)	412,024	42,750	12,645
Segment Adjusted EBITDA	$202,421	$53,409	$43,678
(a)    Other expenses primarily include corporate allocations of shared costs, facility-related expenses, advertising costs, and Equity loss (income) in unconsolidated investees, net, which are not separately provided to the CODM. Corporate allocations of shared costs include, but are not limited to technology, finance, analytics, legal, and human resources, as well as other general business costs.

3.We note from your response to our prior comment 6 that the amount classified within “Other” in the “Corporate and other” column mostly includes expenses that are allocated to the reportable segments as part of your internal reporting process and related to categories such as payroll, benefits, outside services. You disclose in footnote (a) to "Other" that other expenses include corporate allocations of shared costs and equity loss (income) in unconsolidated investees, which are not separately provided to your CODM. It appears there are amounts reflected in "Other" for your reportable segments that exceed the $224 million of allocated expenses and amounts reflected in your consolidated financial statements related to unconsolidated investees. Please explain to us the nature of the additional amounts in "Other" and tell us how you intend to revise your disclosure in footnote (a) or elsewhere to describe the composition of other segment items as required by ASC 280-10-50-26B.

Response:
The primary additional amounts included in "Other" are facility-related expenses and advertising costs. However, corporate allocations of shared costs is the largest component in “Other”. Beginning with our next Form 10-Q filing for the quarter ended June 30, 2025, we will revise footnote (a) to read:

(a) Other expenses primarily include corporate allocations of shared costs, facility-related expenses, advertising costs, and Equity loss (income) in unconsolidated investees, net, which are not separately provided to the CODM. Corporate allocations of shared costs include, but are not limited to, technology, finance, analytics, legal, and human resources, as well as other general business costs.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at tgosser@gannett.com or (571) 405-0574.

Very truly yours,
/s/ Trisha Gosser
Trisha Gosser Chief Financial Officer